Akoustis Technologies, Inc.

Akoustis, Inc.
9805 Northcross Center Court, Suite A
Huntersville, North Carolina 28078

July 31, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Greg Dundas

Re:	Akoustis Technologies, Inc.
Akoustis, Inc.
Registration Statement on Form S-1
File No. 333-225870

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrants Akoustis Technologies, Inc. and Akoustis, Inc. hereby respectfully request that the above-referenced Registration Statement on Form S-1 be declared effective at 4:00 p.m., Eastern Time, on Thursday, August 2, 2018, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Coleman Wombwell ((704) 331-7551; coleman.wombwell@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Wombwell when this request for acceleration has been granted.

Sincerely,

/s/ Jeffrey B. Shealy

Jeffrey B. Shealy
President and Chief Executive Officer